Exhibit 99.69

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the securities of i-80 Gold Corp. (“Issuer”).

The address of the head office of the Issuer is:

i-80 Gold Corp.

5190 Neil Road, Suite 460

Reno, Nevada, 89502

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. This report relates to a treasury issuance.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Equinox Gold Corp. (“Acquiror”)

Suite 1501 – 700 West Pender St.

Vancouver, BC V6C 1G8

Equinox Gold is incorporated under the laws of British Columbia. Its principal business is a gold exploration and mining company.

2.2         State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

A.	On September 7, 2021 and October 10, 2021, the Issuer announced its intention to complete a series of transactions including the issuance by way of a non-brokered private placement of up to 19,195,419 common shares of Issuer at C$2.62 per common share. Acquirer is exercising its anti- dilute right pursuant to a support agreement between the Issuer and Acquiror (“Support Agreement”). Under the Support Agreement, to partially maintain its existing position Acquiror will subscribe for 4,800,000 common shares of Issuer at a price of C$2.62 per common share, for a total cost of C$12,576,000.00 (“Subscription”). Acquiror currently holds 56,041,282 common shares and 2,318,596 warrants to purchase Common Shares representing approximately 23.7% of the issued and outstanding common shares of Issuer on a partially-diluted basis (calculated in accordance with the Support Agreement);

The Subscription will constitute a “related party transaction” as defined by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI-6101”). The Subscription will be exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 in reliance on the exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the Subscription does not exceed 25% of Issuer’s market capitalization.

2.3	State the names of any joint actors.

Not applicable

Item 3 – Interest in Securities of the Reporting Issuer

3.1         State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s security holding percentage in the class of securities.

The Acquiror will acquire 4,800,000 common shares of the Issuer at a price per C$2.62 per common share.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 3.1

3.3	If the transaction involved a securities lending arrangement, state that fact. Not applicable.
3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the closing of the transaction, the Acquiror held, directly or indirectly:

(i)	56,041,282 common shares of the Issuer representing approximately and warrants to purchase 2,318,596 common shares. Assuming the exercise of such warrants on a diluted basis, the Acquiror would own 58,359,878 common shares of the Issuer, representing approximately 24.7% of the Issuer’s common shares that would be issued and outstanding.

(ii)	Immediately after the closing of the transaction, the Acquiror will hold, directly or indirectly: (i) 60,841,282 common shares of the Issuer representing approximately 25.5% of the issued and outstanding common shares of the Issuer on a non-diluted basis and (ii) warrants entitling the Acquiror to purchase 2,318,596 common shares of the Issuer. Assuming the exercise of such warrants on a partially diluted basis, the Acquiror would own 63,159,878 common shares of the Issuer, representing approximately 26.2% of the Issuer’s common shares that would be issued and outstanding.

3.5         State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which.

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities inrespect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7         If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is requiredunder this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Acquiror has agreed to pay an aggregate subscription price of C$12,576,000.00 representing a price per Issuer common share of C$2.62. See item 2.2

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities,including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involvingthe reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any ofits subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Acquiror will acquire the Issuer’s shares as described in this form for investment purposes and may or may not purchase or sell securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors. The Acquiror currently has no other plans or intentions that relate to its investment in the Issuer. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Acquiror may develop other plans or intentions in the future relating to one or more of the above items.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

The acquisition by the Acquiror of the Issuer’s common shares will be on a prospectus exempt basis pursuant to section 2.3 (Accredited Investor) of National Instrument 45-106 - Prospectus Exemptions.

Item 9 – Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the Acquiror, certify, or I, as the agent filing this report on behalf of an Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 8th day of December, 2021.

Equinox Gold Corp.

Per: /s/ Susan Toews